                                                                 Exhibit 99(D)19

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986 or from another appropriate authorised independent financial adviser.

Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney nor for giving advice in relation to the Offer and the proposals set out in this letter. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

Credit Suisse First Boston and NM Rothschild & Sons Limited, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for Sema plc and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Credit Suisse First Boston and NM Rothschild & Sons Limited, nor for giving advice in relation to the Offer and the proposals set out in this letter.

Lehman Brothers, Morgan Stanley Dean Witter, Schroder Salomon Smith Barney, Credit Suisse First Boston and NM Rothschild & Sons Limited have each given and not withdrawn their written consent to the issue of this letter with the references to their names in the form and context in which they appear.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan. Accordingly, copies of this letter, forms of election and related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan.

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                                                               Sema plc
Schlumberger Investments                                       233 High
8th Floor South Quay                                           Holborn
Plaza 2                                                        London
183 Marsh Wall                                                 WC1V 7DJ
London
E14 9SH                                                        Registered in
                                                               England
Registered in England                                          No. 1240677
No. 04157867

                                                                  13 April 2001

To: US Participants in the Sema 2000 Stock Purchase Plan (the Stock Purchase
Plan)

Dear Participant

          RECOMMENDED CASH OFFER BY SCHLUMBERGER INVESTMENTS FOR SEMA

1.Introduction

You will be aware of the Offer (the Offer) made by Lehman Brothers on behalf of Schlumberger Investments for Sema plc (Sema).

(i)Option(s) now exercisable

Schlumberger Investments announced on 6 April 2001 that the Offer was unconditional in all respects. All outstanding option(s) to purchase Sema American Depositary Shares (Sema ADSs), under the Stock Purchase Plan may now be exercised. This letter explains the choices open to you under the Stock Purchase Plan and the steps you should take to give effect to your choice.

Enclosed with this letter is a form of election (the Form of Election) which you should use to make your choice and which must be returned to your HR representative by 5.00 p.m. on 11 May 2001. If you take no action, your option(s) will in due course lapse and become worthless as explained below. As a result you would lose the ability to realise any value currently in your option(s).

You are advised to refer to the Offer Document dated 21 February 2001 (the Offer Document), which contains the full terms and conditions of the Offer, when considering your choices. Words and expressions in this letter and the Form of Election have the same meaning as in the Offer Document unless stated otherwise. If you have lost your copy of the Offer Document and need another copy before you make your choice, you may view a copy on the Sema US Intranet.

(ii)Compulsory acquisition

Please note that on acquiring 90% of the Sema Shares to which the Offer relates Schlumberger Investments intends to acquire compulsorily any minority shareholdings in Sema by giving notice pursuant to Section 429 of the UK Companies Act 1985 (a Section 429 Notice).

You will be notified when a Section 429 Notice is issued if you have not already exercised your option(s). Options granted under the Stock Purchase Plan that remain unexercised will lapse one month after such notification.

2.Courses of Action

In summary, your choices are as follows:

  1. To accept a cash payment in return for the cancellation of your option(s) (the Cash Cancellation Offer); or

  2. To exercise your option(s) and either accept the Offer, (the Exercise and Acceptance Proposal) sell your Sema ADSs in the market, or retain your Sema ADSs.

Choice 1 Cash Cancellation Offer

You may accept a cash payment in return for cancelling your option(s). This effectively gives you the gain you would have made if you had exercised your option(s) using your accrued contributions under the Stock Purchase Plan up to the date you make your election and accepted the Offer.

Under the Cash Cancellation Offer, you will be paid cash in return for your agreement to cancel your option(s) and your contributions in the purchase account will be returned to you. The exact amount of the cash cancellation payment will depend on the value of the Sema ADSs on the date on which your election becomes effective, as explained below.

A summary of the tax treatment of United States tax resident option holders who choose the Cash Cancellation Offer alternative is set out in the Appendix to this letter.

Procedure to accept the Cash Cancellation Offer

If you wish to accept the Cash Cancellation Offer for your option(s), you should tick Box A of the Form of Election. You should then send the completed, Form of Election to your HR representative to be received by no later than
5.00 p.m. on 11 May 2001.

If you have elected to accept the Cash Cancellation Offer for your option(s), then provided that you have properly completed and returned the Form of Election as instructed, you will be paid the cash cancellation payment to which you are entitled (subject to any withholding) with your pay for May (or the week ending 18 May 2001 if you are a weekly paid employee). This amount will be paid in US dollars and will be calculated using the exchange rate obtainable on the spot market in London at approximately noon (London time) on 11 May 2001.

Choice 2 Exercise your option(s)

You may exercise your option(s) under the Stock Purchase Plan to subscribe for Sema ADSs using your contributions made under the Stock Purchase Plan up to and including the date of exercise. Given that the current value of Sema ADSs is less than the value at the date of grant of your option(s), the exercise price per Sema ADS is likely to be calculated as 85% of the closing price of such Sema ADSs on Nasdaq on the date of exercise. On 11 April 2001, the last practicable date prior to posting this letter the closing price for Sema ADSs was $15.90. If when you exercise your option a Sema ADS is no longer traded on Nasdaq the exercise price will be 85% of the Offer Price (1,120p).

You may then:

  (i) accept the Offer in relation to the Sema ADSs you acquire; or

  (ii) retain all or any of such Sema ADSs (although, as mentioned above, it is intended that all Sema ADSs will be compulsorily acquired by Schlumberger Investments on the terms of the Offer following the service of a Section 429 Notice); or

  (iii) sell your Sema ADSs in the market (although it may not be possible to sell at the Offer Price of 1,120p per ADS and you will probably incur dealing costs in respect of such sale).

If you exercise your option(s) and accept the Offer using the enclosed Form of Election, you will be entitled to receive in accordance with the terms set out in the Offer Document.

                   for each Sema ADS          1,120p in cash

If you accept the Offer in respect of the Sema ADSs acquired on exercise of your option(s), instead of receiving cash consideration in pounds sterling, you may elect to receive it in US dollars. If you make such an election, the cash to which you would otherwise be entitled under the Offer will be converted, without charge, from pounds sterling to US dollars at the exchange rate obtainable on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by Schlumberger Investments to the relevant payment agent for delivery in respect of the relevant Sema ADSs. You can only elect to receive US dollars in respect of all your Sema ADSs acquired on exercise of your option(s) (you cannot elect to receive both pounds sterling and US dollars).

A summary of the tax treatment of US tax resident option holders who choose to exercise their options and accept the Offer is set out in the Appendix to this letter and the United States federal income taxation section set out in paragraph 14 of Appendix IV of the Offer Document should be read carefully before deciding what course of action to take.

Procedure to exercise your option(s) and accept the Offer

If you wish to exercise your option(s) and accept the Offer in respect of the Sema ADSs you acquire on exercise, you should tick Box B on the Form of Election. By ticking Box B you are:

  (i) instructing your employing company to apply your contributions in the purchase account towards the subscription of Sema ADSs and for any surplus contributions to be returned to you; and

  (ii) authorising your employing company to transfer the Sema ADSs you would have received to Schlumberger Investments and to pay you cash for them.

You should then send your completed Form of Election to your HR representative so as to be received no later than 5.00 p.m. on 11 May 2001.

If you have properly completed and returned the Form of Election as instructed above you will be posted a cheque for the amount due to you (after any withholding) within 14 days of Computershare Trust Company of New York (Schlumberger Investments' forwarding agent in respect of the Offer) receiving your completed Form of Election.

Procedure to exercise your option(s) but not accept the Offer

If you wish to exercise your option(s) but you do not wish to accept the Offer, do not complete the Form of Election. You should contact Vance Shaffer at Sema US who will supply you with the necessary form.

Take no action

If you take no action, your option(s) will lapse in due course and become worthless as explained at 1.(i) above. You will lose the right to acquire Sema ADSs and the ability to realise any value in your option(s).

3.General

If you are already in a special exercise period which is unconnected with the Offer (for example, because you have already left the employment of the Sema Group and have an existing right to exercise your option(s)), you can only exercise your option(s) during that special period or any shorter period which arises under the rules of the Stock Purchase Plan as a result of the Offer. Nothing in this letter serves to extend the life of an option which lapses (or has already lapsed) under the rules of the relevant Stock Purchase Plan.

4.Responsibility

The directors of Schlumberger Investments, whose names are set out in Schedule IVA to Appendix IV of the Offer Document, accept responsibility for the information contained in this letter other than that relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the directors of Schlumberger Investments, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Sema Advisory Committee/1/ accept responsibility for the information contained in this letter relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Sema Advisory Committee, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

5.Recommendation

The Sema Advisory Committee, which has been so advised by Credit Suisse First Boston and NM Rothschild & Sons Limited, considers the proposals to option holders under the Stock Purchase Plan set out in this letter to be fair and reasonable. In providing advice to the Sema Advisory Committee, Credit Suisse First Boston and NM Rothschild & Sons Limited have taken into account those Sema directors' commercial assessments. The Sema Advisory Committee recommend that participants accept either the Exercise and Acceptance Proposal or the Cash Cancellation Offer according to their individual circumstances.

6.Further Assistance

The decision as to which course of action to take is a matter for you. You should bear in mind, in particular, the time limits and tax position explained in this letter.

If you are in any doubt about which course of action to choose, you are strongly advised to seek your own independent financial advice immediately.

If you are unclear as to the meaning of any part of this letter you should contact Vance Schaffer at Sema Inc., Concourse Parkway, Suite 2700, Atlanta GA 30328 on 001 770 280 3190.

                                Yours faithfully

For and on behalf of                                      For and on behalf of
Schlumberger Investments                                  Sema plc

/s/ Jean-Dominique Percevault                             /s/ Sir Julian Oswald

Jean-Dominique Percevault                                 Sir Julian Oswald
Vice-President, European Affairs                          Chairman

/1/"Sema Advisory Committee" means a committee of the Sema Board consisting of Sir Julian Oswald, Pierre Bonelli and Harry Frier, which has been charged with responsibility for considering and approving the proposals, the full Sema Board being in a transitional period following the Offer becoming unconditional.

                                   APPENDIX

                          United States Tax Treatment

Summarised below are some of the United States taxation implications of the courses of action described in this letter for participants resident or ordinarily resident in the United States of America for tax purposes. This appendix is for guidance only. The precise implications for you will depend on your particular circumstances and, if you are in any doubt as to your taxation position or you are subject to taxation in any jurisdiction other than the United States, you should consult your own appropriate professional adviser before taking any action.

You should also refer to paragraph 14 of Appendix IV of the Offer Document for additional information on United States federal income taxation relating to the Offer.

ACCEPTANCE OF THE CASH CANCELLATION OFFER

If you accept the Cash Cancellation Offer, (i) your contributions to the Stock Purchase Plan (which will be returned to you) will not be subject to any taxation and (ii) any amount received in excess of your contributions will be taxed as ordinary income and subject to applicable withholding of taxes and social security (federal, state and local income taxes, FICA, etc.).

EXERCISE OF OPTION(S) AND ACCEPTANCE OF THE OFFER

If you decide to exercise your option(s), you will not be subject to any taxation at the time of exercise. Upon a sale of the Sema ADSs acquired upon exercise, however, you will have ordinary income equal to the discount you receive upon such exercise. The discount, as applicable here, will be equal to the fair market value of a Sema ADS on the date of exercise less the price you paid for such Sema ADS. The difference, if any, between the sale price of your ADSs from the fair market value of such Sema ADSs on the date of exercise will be taxed as short-term capital gains. There will be no withholding on any amount deemed to be ordinary income but tax and social security will become payable in due course. (Please note that the taxation described above assumes that the Sema ADSs acquired upon exercise of your option(s) will not be held for at least two years from the date of grant of your option(s) and one year from the date of exercise. Different tax results may occur if you hold the Sema ADSs in satisfaction of the foregoing holding periods, although as indicated above Schlumberger Investments has indicated its intention to acquire compulsorily all or any of such Sema ADSs following the service of a
Section 429 Notice).

                               ----------------

The foregoing tax discussion is intended to be a general description of certain expected federal income tax results under current law. No attempt has been made to address any state and local, foreign or estate and gift tax consequences that may arise in connection with participation in the Stock Purchase Plan. All affected individuals should consult their own advisors for any specific advice as to their own tax situation or if they wish any further details or have special questions.

                   Printed by RR Donnelley Financial, 73935